 FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility Holding Company Act of 1935 or Section 30(f) of the Investment Company Act of 1940

1.Name and Address of Reporting Person

General Electric Company

2.Date of Event Requiring Statement (Month/Day/Year)

11/29/99

3 IRS or Social Security Number of Reporting Person (Voluntary)

4.Issuer Name and Ticker or Trading Symbol

Mecon, Inc. (MECN)

5.Relationship of Reporting Person to Issuer

(Check all applicable)
( ) Director	(X) 10% Owner
( ) Officer (give title below)	( ) Other (specify below)
6. If Amendment, Date of Original (Month/Day/Year)

7. Individual or Joint/Group Filing (Check Applicable Line)

(X ) Form filed by One Reporting Person

(  ) Form filed by More than one Reporting Person

 Table I - Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II - Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1.Title of Derivative Security (Instr. 4)	2.Date Exer- cisable and Expiration Date (Month/Day/ Year)		3.Title and Amount of Securities Underlying Derivative Security		4.Conversion or Exercise Price of Derivative Security	5.Ownership Form of Derivative Security: Direct (D) or Indirect (I) (Instr. 5)	6.Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exer- cisable	Expira- tion Date	Title	Amount or Number of Shares
Stock Option (right to buy)	Note 1	Note 1	Common Stock	1,435,843	$11.25	D
Stock Option (right to buy)	Note 2	Note 2	Common Stock	1,435,843	$11.25	D

Explanation of Responses:

Note 1: On November 29, 1999, Mecon, Inc. ("Mecon") granted General Electric Company ("GE") an option to purchase up to 1,435,843 shares, which, upon issuance, would represent approximately 19.9%, of the outstanding Mecon common stock. Under the Stock Option Agreement dated November 29, 1999, as more fully described in the Schedule 13D filed by GE, the option becomes immediately exercisable upon events associated with any proposed acquisition of Mecon. The option expires upon the earlier of the closing of the transactions contemplated by the merger agreement described in GE's Schedule 13D, or the termination of the merger agreement in accordance with its terms, except that the option will not expire until 12 months after the termination of the merger agreement under certain circumstances described in the Stock Option Agreement relating to proposals to acquire Mecon made by other parties.

Note 2: On November 29, 1999, Vasu Devan and Latha Devan FBO The Devan Family Trust, Sirinvasa Rajagopal and Geetha Rajagopal FBO The Rajagopal 1995 Trust, Vasu Devan and Raju Rajagopal granted GE an option to purchase 1,486,288 shares of Mecon Common Stock, plus 195,000 shares of Mecon Common Stock subject to options owned by Vasu Devan and Raju Rajagopal. Under the Stockholder Agreement dated November 29, 1999, as more fully described in the Schedule 13D filed by GE, the option becomes immediately exercisable upon events associated with any proposed acquisition of Mecon. The option expires upon the earlier of the closing of the transactions contemplated by the merger agreement described in GE's Schedule 13D, or the termination of the merger agreement in accordance with its terms, except that the option will not expire until 6 months after the termination of the merger agreement under certain circumstances described in the Stockholder Agreement relating to proposals to acquire Mecon made by other parties.

**Intentional misstatements or omissions of facts constitute Federal Criminal
Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

/s/ Janet Bedol                                                                   December 3, 1999

*Signature of Reporting Person Date
Janet Bedol on behalf of
General Electric Company